SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)

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                        LIBERTY TAX CREDIT PLUS III L.P.
                            (Name of Subject Company)


                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                                    (Bidder)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                 (Title of Class
                                 of Securities)

                                   531280 30 3
                             (CUSIP Number of Class
                                 of Securities)

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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333

                                   Copies to:

                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


                         (Continued on following pages)
                               (Page 1 of 5 pages)

Cusip No.:  531280 30 3                  14D-1                       Page 2 of 5

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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                       (a)  { }
                                                                       (b)  {X}

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3.   SEC Use Only

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4.   Sources of Funds (See Instructions)

     AF; BK

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
                                                                           /  /

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6.   Citizenship or Place of Organization

     Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     12,268.66 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                           /  /

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9.   Percent of Class Represented by Amount in Row (7)

     8.8%

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10.  Type of Reporting Person (See Instructions)

     OO

Cusip No.:  531280 30 3                 14D-1                        Page 3 of 5


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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LEHIGH TAX CREDIT PARTNERS, INC.

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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}

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3.   SEC Use Only



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4.   Sources of Funds (See Instructions)

     AF; BK

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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
                                                                           /  /

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6.   Citizenship or Place of Organization

     Delaware


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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     12,268.66 Beneficial Assignment Certificates (representing assignments of limited partnership interests)

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8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                           /  /


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9.   Percent of Class Represented by Amount in Row (7)

     8.8%

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10.  Type of Reporting Person (See Instructions)

     CO

               AMENDMENT NO. 5 (FINAL AMENDMENT) TO SCHEDULE 14D-1

     This Amendment No. 5 (Final Amendment) amends the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on April 10, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 dated April 24, 1997, Amendment No. 2 dated May 5, 1997, Amendment No. 3 dated May 9, 1997 and Amendment No. 4 dated May 15, 1997, relating to the tender offer by the Purchaser to purchase Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4. Source and Amount of Funds or Other Consideration.

     Item 4(a) is hereby supplemented and amended as follows:

     The total amount of funds required by the Purchaser to purchase
12,153.66 BACs accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $7,170,659.40. The Purchaser has obtained or will obtain such funds through a loan from one of its members.

Item 6. Interest in Securities of the Subject Company.

     Item 6(a)-(b) is hereby supplemented and amended as follows:

     The Offer expired at 12:00 Midnight, New York City time, on Friday, May 30, 1997. Based on preliminary information provided by the Depositary to the Purchaser, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Friday, May 30, 1997, the Purchaser accepted for payment 12,153.66 BACs. Together with the 95 BACs owned by the Purchaser prior to commencing the Offer and the 20 BACs transferred to the Purchaser, effective May 1, 1997, at a purchase price of $590 per BAC, the Purchaser owns 12,268.66 BACs, which constitute approximately 8.8% of the outstanding BACs.



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


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1997

                                LEHIGH TAX CREDIT PARTNERS L.L.C.

                                By:  Lehigh Tax Credit Partners,
                                     Inc., its managing member

                                     By:   /s/ Alan P. Hirmes
                                          --------------------------
                                          Name: Alan P. Hirmes
                                          Title: Vice President


                                LEHIGH TAX CREDIT PARTNERS, INC.

                                By:   /s/ Alan P. Hirmes
                                     -------------------------------
                                     Name:  Alan P. Hirmes
                                     Title: Vice President


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